SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15d OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to_________

Commission file number 0-11757

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN 615 J.B. Hunt Corporate Drive Lowell, Arkansas 72745

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J.B. HUNT TRANSPORT SERVICES, INC.
615 J.B. Hunt Corporate Drive
Lowell, Arkansas 72745

(479) 820-0000

REQUIRED INFORMATION

     The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the J.B. Hunt Transport Services, Inc. Employee Retirement Plan:

Financial Statements and Schedules

Independent Auditors’ Report

Statements of Net Assets Available for Benefits, December 31, 2001, and 2000

Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2001, and 2000

Notes to Financial Statements, December 31, 2001, and 2000

Schedule H line 4: — Schedule of Assets (Held at End of Year ), December 31, 2001

Exhibit

23 — Independent Auditors’ Consent

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN

DATE:	June 27, 2002	BY: /s/ Jerry W. Walton
Jerry W. Walton
Executive Vice President, Finance & Administration &
Chief Financial Officer of J.B. Hunt Transport
Services, Inc.
Administrator of the Retirement Plan and member of
the Retirement Plan Investment Committee

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Independent Auditors’ Report

The Board of Trustees
J.B. Hunt Transport Services, Inc.
    Employee Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of J.B. Hunt Transport Services, Inc. Employee Retirement Plan (“Plan”) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of J.B. Hunt Transport Services, Inc. Employee Retirement Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Tulsa, Oklahoma
June 3, 2002

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000

Assets
Cash	$182,666	—
Investments, at fair value:
Guaranteed interest account	—	45,768,946
Mutual funds	93,017,458	111,209,367
Common/collective trust fund	73,872,809	—
Common stock — J.B. Hunt Transport Services, Inc.	22,996,275	24,603,873
Participant notes receivable	22,864,367	16,973,728

Total investments	212,750,909	198,555,914

Receivables:
Contributions:
Employer	168,784	159,765
Employee	525,267	544,227
Accrued investment income	4,859	23,710

Total receivables	698,910	727,702

Net assets available for benefits	$213,632,485	199,283,616

See accompanying notes to financial statements.

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

	2001	2000

Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(624,566)	(2,593,450)
Interest and dividends	6,833,020	5,181,750

	6,208,454	2,588,300

Contributions:
Employer, net of forfeitures	7,591,553	6,661,101
Participants	28,287,774	31,032,687
Transfers from other plans	1,437,584	2,118,006

	37,316,911	39,811,794

Total additions	43,525,365	42,400,094

Deductions from net assets attributed to:
Benefits paid to participants	23,442,136	15,302,315
Administrative expenses	130,990	20,605
Transfers to other plans	5,603,370	8,594,679

Total deductions	29,176,496	23,917,599

Increase in net assets available for benefits	14,348,869	18,482,495
Net assets available for benefits:
Beginning of year	199,283,616	180,801,121

End of year	$213,632,485	199,283,616

See accompanying notes to financial statements.

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1)	Description of Plan

The following brief description of the J.B. Hunt Transport Services, Inc. (the “Company” or “Employer”) Employee Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The purpose of the Plan is to provide additional incentive and retirement security for eligible employees of the Company by permitting contributions to the Plan that are tax deferred under Section 401(k) of the Internal Revenue Code. The Plan covers all participants from a prior plan as of December 31, 1994, and each current employee of the Company as of the first day of the payroll period coincident with or immediately following the date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). At December 31, 2001, the Plan had 16,163 eligible participants, of which 7,337 were active.

(b)	Contributions

Each year, participants may defer up to 16% of pretax annual compensation, as defined in the Plan agreement (not to exceed limits determined under Section 415(c) of the Internal Revenue Code). Employer matching contributions are as follows:

Participants' Salary	Employer
Reduction Contribution	Matching

1%	.5%
2%	1%
3%	1.5%
4%	2%
5%	2.5%
6% - 16%	3%

Additional amounts may be contributed at the option of the Company’s Board of Directors. No such additional amounts were contributed in 2001 or 2000.

(c)	Participant’s Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. Forfeitures for the years ended December 31, 2001 and 2000 amounted to approximately $823,000 and $1,964,000, respectively.

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. Upon a participant’s normal retirement, disability or death, he or she becomes fully vested in the Plan. If a participant terminates employment for any other reason on or after being credited with at least five years of vesting service, he or she becomes fully vested in the Plan. Prior to the completion of five years of vesting service, the vesting percentages are as follows: 0 - 3 years — 0%; 3 - 4 years — 50%; 4 - 5 years — 75%

(e)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options:

Common/Collective Trust Fund:

Merrill Lynch Retirement Preservation Trust which seeks to provide preservation of participants’ investments, liquidity and current income that is typically higher than money market funds.

Mutual Funds:

Merrill Lynch U. S. Government Mortgage Fund (Class A) seeks a current return through investments in obligations of the U. S. government and government agencies, including Government National Mortgage Association (GNMA) mortgage-backed certificates and other mortgage-backed government securities. The Fund may seek to enhance its return through the use of certain portfolio strategies involving options, and to hedge its portfolio through the use of options and futures transactions.

Merrill Lynch Fundamental Growth Fund, Inc. (Class A) seeks long-term growth of capital by investing in a diversified portfolio of equity securities, placing particular emphasis on companies that have exhibited above-average growth rates in earnings resulting from a variety of factors including, but not limited to, above-average growth rates in sales, profit-margin improvement, proprietary or niche products or services, leading market shares and underlying strong industry growth. The Fund may invest in the securities of foreign issuers, including American Depositary Receipts (ADRs), European Depositary Receipts (EDRs) or others that can be converted to foreign-issued securities.

Van Kampen Growth and Income Fund (Class A) seeks income and long-term growth of capital by investing principally in income-producing equity securities, including common stocks, convertible securities, preferred stocks and debt securities rated at the time of purchase investment grade.

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

ING Pilgrim International Value Fund (Class A) seeks long-term capital appreciation by investing at least 65% of its assets in equity securities of companies located in at least three foreign countries. The Fund may invest up to 25% of its assets in foreign small-capitalization companies, and up to 25% of its assets in issuers located in emerging-market countries. The advisor selects stocks that it judges to be selling at prices below the company’s intrinsic value.

Merrill Lynch S&P 500 Index Fund (Class A) seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor’s 500 Composite Stock Price Index. The Index is composed of the common stocks of 500 large-capitalization companies within various industrial sectors, most of which are listed on the New York Stock Exchange.

Franklin Balance Sheet Investment Fund (Class A) seeks high total return, of which capital appreciation and income are components by investing primarily in equity and debt securities which, in the opinion of Fund management, are undervalued in the marketplace and are trading at low price to book value.

ING Pilgrim Small Cap Opportunities Fund (Class A) seeks to provide long-term capital appreciation by investing in equity securities of primarily smaller, lesser known U. S. companies that the Fund manager feels have above-average prospects for growth.

PIMCO Total Return Fund (Class A) seeks to maximize total return, consistent with preservation of capital and prudent investment management.

Common Stock:

J. B. Hunt Transport Services, Inc. — Contributions are invested exclusively in Company common stock.

(f)	Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1 - 5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, as shown in the Wall Street Journal, plus one percent, (5.75% at December 31, 2001). Principal and interest is paid ratably through monthly payroll deductions.

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(g)	Transfers to and from Other Plans

During the years ended December 31, 2001 and 2000, respectively, the Plan transferred certain net assets to other plans in connection with participants who have terminated employment and began participating in other employer plans. Such transfers are recorded at the fair value of the assets on the date transferred. Similarly, the Plan allows new employees to rollover or transfer-in assets held in other qualified plans. Such transfers are also recorded at fair value.

(h)	Payment of Benefits

On termination of service due to normal retirement, disability or death, a participant will receive a lump-sum amount in cash equal to the value of the participant’s vested interest in his or her account.

At December 31, 2001 and 2000, approximately $32,200,000 and $23,239,000, respectively, of the net assets available for benefits as shown on the statements of net assets available for benefits are allocated to accounts of terminated employees who have withdrawn from participation in the Plan.

(i)	Administrative Expenses

The Company may elect to pay all administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from Plan assets. All administrative expenses were paid by the Plan in 2001 and 2000.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan are prepared utilizing the accrual method of accounting.

(b)	Investment Valuation

The Plan’s investments are valued at fair value on December 31, 2001 and 2000. Purchases and sales of securities are recorded on a trade-date basis. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of Company common stock are valued at quoted market prices. Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses. Participant notes receivable are carried at the unpaid principal balance which approximates fair value. The cost of securities sold is determined by the weighted average cost method.

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(c)	Payment of Benefits

Benefits are recorded when paid. Defaults on participant notes receivable are recorded as benefits paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(e)	Concentration of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of cash, participant loans, corporate bonds, commercial paper, government bonds and fixed income securities. Such credit risk is considered by management to be limited due to the diversity of investments and the financial stability of the institutions. Generally, the Plan does not require collateral with respect to its investments.

(f)	New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Plan adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 had no impact on the financial statements of the Plan.

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(3)	Investments

The following table presents the fair value of investments. Investments representing 5% or more of the Plan’s net assets are separately identified:

		December 31

		2001		2000

	Number of		Number of
	Shares or		Shares or
	Units	Fair Value	Units	Fair Value

Guaranteed Interest Account	—	$—	45,768,946	$45,768,946
Mutual funds:
Putnam New Opportunities	—	—	185,843	10,894,096
Longleaf Partners Fund	—	—	1,061,650	24,110,075
Jennison Growth Fund	—	—	1,574,710	28,691,220
Active Balanced Fund	—	—	928,902	11,685,588
International Stock Fund	—	—	571,329	12,826,326
Other	—	—	7,588,205	23,002,062
PIMCO Total Return	174,567	1,825,970	—	—
S&P 500 Index Fund	687,452	9,679,823	—	—
Franklin Balance Sheet	35,947	1,438,596	—	—
VanKampen Growth & Income	1,555,272	26,455,181	—	—
ING Pilgrim International Value	837,298	10,767,652	—	—
US Government Mortgage	883,629	8,765,597	—	—
Fundamental Growth	1,845,353	33,419,330	—	—
ING Pilgrim Small Cap Opportunities	21,959	665,809	—	—
Common/Collective Trust — Retirement Preservation Trust	73,872,809	73,872,809	—	—
Common stock — J.B. Hunt Transport Services, Inc.	991,219	22,996,275	1,463,471	24,603,873
Participant notes receivable	—	22,864,367	—	16,973,728

Total		$212,750,909		$198,555,914

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

During 2001 and 2000, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	December 31

	2001	2000

Mutual funds	$(10,838,956)	(7,464,326)
Common stock	10,214,390	4,870,876

	$(624,566)	(2,593,450)

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(5)	Related Party Transactions

At December 31, 2001, certain plan investments are a common/collective trust fund and shares of mutual funds managed by Merrill Lynch affiliates, Merrill Lynch Bank USA, Fund Asset Management, L.P., and Merrill Lynch Investment Managers, L.P. Merrill Lynch Retirement Services Group performs recordkeeping responsibilities for the Plan and Merrill Lynch Trust Company is the Plan trustee.

(6)	Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by letter dated December 4, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

The Plan qualifies as a salary reduction plan under Section 401(k) of the Internal Revenue Code. Accordingly, employer contributions and allocations to participants’ accounts of investment earnings are not taxable to participants when made or when credited to the participants’ accounts. However, participant distributions are subject to ordinary income taxes and may be subject to an additional 10% penalty tax.

Discrimination tests for Plan year 2001, as described in Treasury Regulations Section 1.401, have been completed subsequent to December 31, 2001. As a result, no corrective distributions are required to be made to maintain the Plan’s qualification under Section 401(a) and exemption from Federal income taxes under Section 501(a).

Schedule 1

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Schedule H, Line 4 — Schedule of Assets (Held at End of Year)

December 31, 2001

Column (a)	Column (b)	Column (c)	Column (d)	Column (e)

		Description of Investment
Party-in-		Including Maturity Date,
Interest	Identity of Issue, Borrower,	Rate of Interest,		Current
Identification	Lessor, or Similar Party	Par or Maturity Value	Cost	Value

*	Merrill Lynch:
	Retirement Preservation Trust	Common/Collective Trust	$73,872,829	$73,872,809
	S&P 500 Index Fund Class A	Mutual Fund	10,245,939	9,679,323
	U.S. Government Mortgage	Mutual Fund	8,696,874	8,765,597
	Fundamental Growth Fund Class A	Mutual Fund	34,534,870	33,419,330
	PIMCO Total Return Fund Class A	Mutual Fund	1,855,449	1,825,970
	ING Pilgrim: International Value Fund Class A	Mutual Fund	11,615,488	10,767,652
	Small Cap Opportunities	Mutual Fund	672,005	665,809
	Van Kampen Growth and Income Fund Class A	Mutual Fund	28,184,403	26,455,181
	Franklin Balance Sheet	Mutual Fund	1,415,360	1,438,596
*	J.B. Hunt Transport Services, Inc. Common Stock	Common Stock	16,677,782	22,996,275
*	Participant Loans		—	22,864,367

			$187,770,999	$212,750,909

     See accompanying independent auditors’ report and notes to the financial statements.

Index to Exhibits

Exhibit
Number	Description

23	Independent Auditor’s Consent